INVEST IN **SYSTEM2**

Turning fitness creators into BIG subscription businesses







Build your streak
14/20
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LEAD INVESTOR

Immad Akhund

I'm investing in System2 because they have identified an incredibly unique market opportunity. Two billion people follow fitness icons and so many want tailored coaching and expertise. System2 is the first and only all-in-one business solution for high-potential fitness creators who want to turn their businesses into a big subscription business. This is an $80B market of unrealized potential, and System2 is here to win it.

Invested $100,000 this round & $5,000 previously

getsystem2.com San Francisco CA

Software Technology Fitness Ycombinator

Highlights

1. 🚀 YC-backed founders with exits to Google and Dropbox
2. 📈 50-70% MoM sales & growth
3. 💫 On a clear path to $2.5M in GMV and $1M+ in ARR in the next 6 months (not guaranteed)
4. 💛 World-class team of engineers, exercise physiology wizards & influencer marketing aces
5. 🔥 200+ high-profile influencers (including celebrity athletes) in the launch pipeline
6. 💸 Positioned to revolutionize the online fitness market - which is slated to reach $80B by 2026

6 💸 Positioned to revolutionize the online fitness market - which is slated to reach $80B by 2026

Our Team



Dilan Dane Co-founder & CEO

AI & VR aficionado. Co-founder of Scroopler, JustSpotted (acquired by Google), & Ember VR (tech worth $4.5B). First PM integrations lead of the Google Brain spin-off team that won the Founder's Award. MIT BS, Computer Science & Engineering.

System2 is my fourth company and the culmination of my deepest passion: to expand access to wellness. I'm an immigrant who's touched rock bottom, yet managed to thrive—thanks to excellent coaching. Wellness is a human right, and no one should be alone in their journey. It's time to bring wellness coaching to a billion people!



Yuran Lu Co-founder & CTO



Fintech & digital product wizard. Co-founder of ZeroMailer (acquired by Dropbox), Random Strategies Investments (executed 10 million+ lottery ticket purchases), & QuicklyChat. MIT BS, Computer Science & Math.

Why System2?



System2 is on a mission to bring fitness & wellness coaching to a billion people. We're giving the industry's most iconic creators the opportunity to build and scale their online subscription empires.



An $80B market of unrealized potential

Source **here**; $80B market predicted by 2026.

Today's fitness creators work tirelessly to build thriving online communities. But beyond digital engagement, they lack the tools, time, and specialized expertise necessary to turn their followers into subscription business revenue.

Why? Because building a subscription business is time-consuming, expensive, and exhausting. And that's on top of maintaining an existing digital presence. Then there's scaling post-launch, requiring ever-evolving tools, as well as a team that simply doesn't exist.

Fitness icons have 2B+followers ready
and willing to pay for personalized coaching

Turning fitness creators
into big subscription businesses

Enter System2, the first and only all-in-one subscription business solution for

high-potential fitness creators. System2 provides access to EVERY essential business tool—all on a single, intuitive platform.

Now, creators can build and nurture the business of their dreams—all while focusing on sharing their passions with the world.



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The future of wellness will be driven by influencers, personalization, and AI. In the online fitness space alone, there are more than 75,000 influencers—some of whom have built $100M+ ARR subscription businesses based on their personal brand.

Fitness influencer Kayla Itsines built her fitness subscription business to a $400M exit and Actor Chris Hemsworth built his fitness app to a $200M exit.

System2 will unlock many more superstars in digital fitness, wellness, and beyond.



Design
Brand & Message
Launch
Website & Apps
Capture & Convert
Leads
Deliver Quality
User Experience
Collect
Analytics & Insights
Manage
Payments, etc.
Follower
attention
Money
in the bank

Creator-driven subscription businesses have deep operational similarities, yet no one else has taken a platform approach to productizing that stack. We are building a foundational company in the exploding creator economy.

Fitness creators love System2



I spend 95% less time scaling and managing my business and more time doing what I love doing.
Julie Capozziello
@juliexfit
System2 has allowed me to make my clients really happy and grow my business, while spending less time on admin work.
Skyler Gates
@skylargates.fit
System2 is a game changer! Offering a cutting-edge remote fitness product has never been easier.
Silvia Perez
@silviamerencianoperez

The press can't get enough of us



NBC FOX Forbes The New York Times Product Hunt



A YC-backed team with exits to Google and Dropbox





MIT
Y
Google
Dilan Dane
Co-founder & CEO
AI & VR aficionado. Co-founder of Scroopler, JustSpotted (acquired by Google), & Ember VR (tech worth $4.5B). First PM integrations lead of the Google Brain spin-off team that won the Founder's Award. MIT, Comp. Sci. & Engineering.
MIT
Y
Dropbox
Yuran Lu
Co-founder & CTO
Fintech & digital product wizard. Co-founder of ZeroMailer (acquired by Dropbox), Random Strategies Investments (executed 10 million+ lottery ticket purchases), & QuicklyChat. MIT, Comp. Sci. & Math.





With successful exits to the world's biggest companies, our leadership has the expertise and experience necessary to revolutionize this rapidly growing space.

Our CEO co-founded Scoopler, the first real-time search engine which was acquired by Google, while our CTO co-founded ZeroMailer, which was acquired by Dropbox.

Our team consists of five engineers with 40+ years of experience, exercise physiology specialists, influencer marketing veterans with 100K+ followers, and an award-winning design team.

A massive, exploding market opportunity



700k
600k
500k
400k
300k
200k
100k
+48% Y/Y
Online creator growth
$80B
Remote fitness sub category
$595B
Fitness & Mind-body
$4.5T

The digital creator market includes attractive valuation comps



The frictionless subscription business platform

Fitness is just the start. Next, we're unlocking physical therapy, nutrition, life coaching, and beyond.



Forward-looking projections cannot be guaranteed.

We're raising capital to accelerate our growth

This is a once-in-a-lifetime investment opportunity. You can invest and participate the upside alongside major VCs, financial institutions, and professional investors.





The above chart contains future projections which cannot be guaranteed.

Together we can bring personalized coaching to a billion people.



Invest in the **future** of fitness and wellness!

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System2 Investor Deck